UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENT

AIFU to Hold an Extraordinary General Meeting of Shareholders

This Form 6-K is being furnished by AIFU Inc. (the “Company”) to announce that the Company will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at Room 1, Building 10, Jinzhong Guobin Hui Qinyuan 2nd Road, Lihu Community, Xili Street, Shenzhen, 518055, People’s Republic of China on April 29, 2026 at 9:30 a.m., Beijing time, for the purposes of considering and, if thought fit, passing and approving the proposed resolutions as set forth in the notice of EGM (the “EGM Notice”).

The EGM Notice, which contains details of these proposed resolutions, and the form of proxy cards for the EGM are available on the Company’s investor relations website at https://ir.aifugroup.com and are also being furnished today on this Form 6-K to the U.S. Securities and Exchange Commission. The Board of Directors of the Company fully supports the proposed resolutions set out in the EGM Notice and recommends that shareholders vote in favor of these resolutions.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on April 2, 2026 (Eastern Time) are entitled to receive notice and to vote at the EGM and any adjournment or postponement thereof.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for the Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: April 13, 2026

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